Exhibit 99.1

NEWS RELEASE

Fortuna Establishes Presence in the Guyana Shield Through Quartzstone Earn-In Agreement

Vancouver, British Columbia, April 20, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce it has entered into an earn-in agreement with Qstone Inc., a private Guyanese company, pursuant to which Fortuna may earn up to a 70% interest in the Quartzstone Project, a large land package comprising 29,600 hectares located in the greenstone belt of north central Guyana.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “We are excited to establish a presence in the Guyana Shield, a highly prospective region with a strong history of gold discoveries.” Mr. Ganoza continued, “The Quartzstone Project, where historical drilling has identified multiple high grade zones of near-surface gold mineralization, is located in a prolific exploration camp, and this transaction provides Fortuna with a staged path to unlock its potential through systematic exploration and drilling.”

Previous Drill Highlights

A total of 183 diamond core drill holes, comprising 23,190 meters, were completed between 2010 and 2017. Drilling along a five-kilometer corridor identified multiple zones of high grade near-surface gold mineralization. Drill highlights include:

DQS-016:	27.78 g/t Au 41.10 g/t Au 89.90 g/t Au	over a width of 5.6 meters from 23.0 meters, including over a width of 1.1 meters from 25.6 meters and over a width of 1.0 meter from 26.7 meters
DQS-043:	4.31 g/t Au 15.58 g/t Au 12.45 g/t Au	over a width of 12.7 meters from 42.7 meters, including over a width of 1.6 meters from 44.6 meters and over a width of 1.3 meters from 54.1 meters
DQS-052:	12.65 g/t Au	over a width of 4.0 meters from 51.6 meters
DQS-057:	15.93 g/t Au 74.72 g/t Au 81.96 g/t Au	over a width of 13.2 meters from 92.2 meters, including over a width of 1.0 meter from 94.9 meters and over a width of 1.0 meter from 95.9 meters
DQS-070:	10.13 g/t Au 19.33 g/t Au 16.63 g/t Au	over a width of 5.0 meters from 105 meters, including over a width of 2.0 meters from 105 meters, and over a width of 1.0 meter from 108 meters
DQS-071:	10.82 g/t Au 37.84 g/t Au	over a width of 6.7 meters from 89.2 meters, including over a width of 0.8 meters from 94.2 meters
DQS-088:	9.91 g/t Au 101.58 g/t Au	over a width of 13.1 meters from 242.7 meters, including over a width of 1.0 meter from 246.7 meters

Refer to Appendix 1 for full details of the drill holes and assay results for this historical program.

Project location and geological setting

Figure 1: Location of Quartzstone Project, Guyana

The Quartzstone Project is located approximately 120 kilometers west of Georgetown and 35 kilometers northwest of G Mining’s Oko West project (refer to Figure 1). The Project hosts an orogenic gold system along the contact between a granitoid complex and Lower Proterozoic greenstone rocks within the Guyana Shield, a geological setting known for significant gold deposits.

Local geology comprises granitoids, metavolcanic, and metasedimentary rocks, cut by a west-dipping, north-south striking thrust and shear zone that extends over 26 kilometers. Gold mineralization is hosted in quartz-tourmaline-carbonate veins and breccias within a high-strain corridor up to 100 meters wide along the principal north-south shear and associated northeast-trending structures. Drilling to date has tested only approximately 5 kilometers of the 26 kilometer shear zone within the concession area. Several geochemical anomalies along northeast-southwest trending cross-structures also remain untested and will be prioritized by the exploration program.

Planned Exploration

Fortuna’s initial exploration program, budgeted at approximately US$5.5 million, will focus on advancing priority targets already defined at Quartzstone, while generating additional targets along the highly prospective 26 kilometer main shear zone. Planned work includes airborne magnetic surveys to develop a detailed structural framework, supported by high-resolution satellite imagery and digital elevation modelling. Field programs will include infill geochemical sampling, auger drilling, and detailed geological and regolith mapping over prospective geophysical targets and known anomalous areas. An initial 5,000 meter diamond drilling program is planned to test historical targets and workings, as well as priority structural corridors along the main contact and northeast-trending intersections.

Earn-in Agreement Terms

Fortuna may earn an initial 51% interest in the Quartzstone Project by completing a minimum of 60,000 meters of drilling within four years, while paying all license fees and funding all related expenditures. Upon exercise of the first option, Fortuna will form a joint venture with Qstone.

Fortuna may earn an additional 19% interest in the Quartzstone Project, for an aggregate 70% interest, by solely funding a feasibility study within three years of exercising the first option and continuing to pay all license fees. Upon signing the Earn-In Agreement, the Company paid Qstone a non-refundable cash option premium of US$5 million.

In addition to royalties payable to the State on gold production, the Quartzstone Project is subject to a 4.5% net smelter returns royalty in favour of a prior owner, which may be repurchased at a price to be determined by the parties at any time.

Quality Assurance & Quality Control for previous exploration drill program

All diamond drilling (DD) drill holes started with PQ sized diameter (85 mm core), before reducing to HQ diameter (63.5 mm core) diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All DD samples were prepared by WBDG at the in-house sample preparation facility at the Quartzstone camp where samples were dried and crushed to 95% passing a 10-mesh screen. Following crushing, samples were riffled to 500 gram and pulverised to 80% passing a 150-mesh screen to produce a final 50-gram pulp sample.

Prior to 2013, pulps were securely transported to either Loring Laboratories Ltd., in Georgetown, Guyana, or Acme laboratory located in Santiago, Chile, for assay analysis. Samples were analyzed by fire assay using 50 gram sample charge with atomic absorption spectroscopy finish. If the result was >1.0 g/t Au the sample was re-assayed by fire assay with gravimetric finish.

The 2013 exploration program used the Acme Laboratory in Abidjan, Ivory Coast, and ALS Laboratory in Lima, Peru. Acme assayed samples using the bulk leach extractable gold method with solvent residue assayed using a standard fire assay with atomic absorption spectroscopy finish using 50 gram sample charges. ALS used gold by bulk extended leach cyanide using 1 kilogram sample charges.

Since 2015 Activation Laboratories Canada (Actlabs), with a laboratory in Georgetown, Guyana, used for analysis by fire assay with gravimetric finish and leachwell 500 gram sample charges. In 2016 Actlabs were used for re-analysis of rejects by leachwell 500 gram sample charges. The 2017 drilling was analyzed at Actlabs in Georgetown, Guyana, by metallic screens and fire assay with gravimetric finish.

Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the laboratories inserted their own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon conducted a site visit to the Quartzstone Project in June 2025, where mineralized intervals of drill core were examined; surface exposures of mineralization were visited, and discussions held with geology staff regarding historical sampling and analytical techniques underlying the drilling data. To further verify the data, original assay certificates were compared to the database and independent sampling of core was performed that confirmed the presence of gold in randomly selected mineralized intervals. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements pertaining to the ability of Fortuna to satisfy the conditions to earn an initial 51% interest, and an additional 19% interest, in the Quartzstone Project; statements regarding the ability to acquire the 4.5% NSR; statements regarding the Company’s proposed initial exploration program, including planned drilling, camp and access upgrades, and other work; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian - Russian, Iran - Israel and US, Israel - Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2025. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Quartzstone historical program drill holes and assay results

HoleID	Easting (PSAD56_21N)	Northing (PSAD56_21N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2,3] To (m)	Drilled[2,4] Width (m)	Au (g/t)	Hole Type[5]	Area
1-1	248485.93	727799.3	97.15	160.6	132	-60	46.30	47.10	0.80	6.00	DD	South West
1-1							72.30	77.80	5.50	0.81	DD	South West
1-2	248435.21	727842.85	112.02	160.8	132	-60	NSI				DD	South West
124-1	251490.52	731180.19	151.17	170	90	-60	NSI				DD	Soddam North
1-3	248545.58	727747.63	101.86	160.6	132	-60	62.80	65.80	3.00	0.67	DD	South West
162-1	251706.09	734956.64	105.01	200	90	-60	NSI				DD	Zone 164
164-1	251677.76	735185.91	122.91	64	60	-60	NSI				DD	Zone 164
164-2	251853.97	735258.29	92.74	61.6	270	-60	NSI				DD	Zone 164
164-3	251909.89	735258.04	90.29	113	270	-60	NSI				DD	Zone 164
164-4	251562.46	735188.93	132.63	50	90	-60	20.50	21.50	1.00	7.84	DD	Zone 164
164-5	251540.36	735188.44	134.01	180	90	-60	42.00	50.60	8.60	0.92	DD	Zone 164
164-5							80.60	81.60	1.00	6.50	DD	Zone 164
164-5							134.00	134.70	0.70	5.28	DD	Zone 164
164-5							156.60	166.60	10.00	1.67	DD	Zone 164
164-5						including	163.50	164.20	0.70	10.44	DD	Zone 164
164-6	251907.73	735088.1	98.01	210	270	-60	NSI				DD	Zone 164
168-1	250712.52	734737.25	190.14	150	0	-90	NSI				DD	Regional
168-2	251271.39	734940.91	210.36	150	0	-90	NSI				DD	Regional
169-1	251296.38	735680.67	162.03	133.5	0	-90	NSI				DD	Main Pit
169-2	251225.56	735675.85	184.98	81.9	90	-60	NSI				DD	Main Pit
169-3	251477.76	735665.07	105.07	120	90	-60	NSI				DD	Main Pit
169-4	251319.08	735660.89	155.55	200	93	-60	NSI				DD	Main Pit
169-5	251310.67	735717.12	151.35	210	105	-60	131.60	134.60	3.00	0.62	DD	Main Pit
172-1	251934.1	735934.22	101.05	100	270	-60	NSI				DD	Regional
172-2	251218.81	735942.28	165.48	211.5	90	-60	NSI				DD	Main Pit
180-1	251603.27	736764.44	119.42	176.3	90	-60	66.90	74.00	7.10	0.87	DD	Blue South
180-2	251453.3	736759.74	130.53	210	90	-60	NSI				DD	Blue South
180-3	251719.28	736776.34	104.74	150.7	270	-60	NSI				DD	Blue South
184-1	251812.35	737168.4	101.78	227	90	-60	NSI				DD	Blue Pit
184-2	251892.61	737159.57	109.2	150	90	-60	0.00	6.50	6.50	3.87	DD	Blue Pit
184-2						including	3.50	4.20	0.70	20.70	DD	Blue Pit
184-3	251629.92	737171.91	106.07	182	90	-60	NSI				DD	Blue Pit
184-4	251704.07	737171.11	86.27	180.2	90	-60	NSI				DD	Blue Pit
184-6	251992.22	737168.7	90.42	110	270	-60	NSI				DD	Blue Pit
190-1	252090.47	737729.98	89.76	205	90	-60	NSI				DD	Intermediate

HoleID	Easting (PSAD56_21N)	Northing (PSAD56_21N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2,3] To (m)	Drilled[2,4] Width (m)	Au (g/t)	Hole Type[5]	Area
192-1	252345.49	737965.12	90.92	201	260	-60	NSI				DD	Intermediate
196-1	251798.66	738367.11	88.81	161	90	-60	NSI				DD	Eikle
196-2	251710.39	738367.34	112.11	209	90	-60	NSI				DD	Eikle
196-3	252144.73	738368.56	103.71	239	270	-60	6.50	9.50	3.00	2.32	DD	Eikle
196-3							117.00	122.50	5.50	0.83	DD	Eikle
196-3						including	117.00	117.50	0.50	5.13	DD	Eikle
196-4	252223.95	738367.21	93.46	167	270	-60	NSI				DD	Eikle
196-5	252063.75	738365.43	121.3	185	270	-60	3.00	4.00	1.00	8.20	DD	Eikle
196-5							52.50	53.00	0.50	28.40	DD	Eikle
196-5							127.50	128.00	0.50	6.63	DD	Eikle
197-1	251845.41	738474.78	87.23	95	90	-60	NSI				DD	Eikle
197-2	252077.65	738430.53	104.85	130	260	-60	4.00	7.00	3.00	0.95	DD	Eikle
197-3	252149.1	738435.35	102.82	245	260	-60	63.80	65.00	1.20	5.20	DD	Eikle
197-3							207.50	208.80	1.30	6.10	DD	Eikle
198-1	251844.59	738556.69	90.46	179	90	-60	NSI				DD	Eikle
198-10	251902.05	738553.15	106.2	40.1	90	-60	NSI				DD	Eikle
198-11	251894.77	738590.02	107.19	50.4	90	-60	NSI				DD	Eikle
198-2	251769.13	738548.84	98.61	200	90	-60	87.00	90.00	3.00	1.22	DD	Eikle
198-2							103.00	106.00	3.00	10.63	DD	Eikle
198-2						including	105.00	106.00	1.00	15.90	DD	Eikle
198-2							117.00	121.00	4.00	4.09	DD	Eikle
198-2						including	120.00	121.00	1.00	15.10	DD	Eikle
198-3	251691.33	738540.79	84.34	221	90	-60	NSI				DD	Eikle
198-4	251622.14	738539.51	84.93	260	90	-60	NSI				DD	Eikle
198-5	252131.79	738548.22	98.14	200	270	-60	NSI				DD	Eikle
198-6	252049.57	738551.3	89.1	179	270	-60	NSI				DD	Eikle
198-7	251535.84	738548.09	98.1	130	90	-60	NSI				DD	Eikle
198-8	251449.61	738555.44	109.37	190	90	-60	NSI				DD	Eikle
198-9	251893.31	738507.63	105.66	45.1	90	-60	NSI				DD	Eikle
199-1	251874.94	738644.74	118.26	89	90	-60	NSI				DD	Eikle
199-2	251907.45	738644.86	119.08	145	90	-60	NSI				DD	Eikle
200-1	251865.58	738771.43	91.14	152	90	-60	59.00	64.25	5.25	0.76	DD	Eikle
200-2	251784.8	738765.72	96.85	167	90	-60	145.60	146.10	0.50	9.77	DD	Eikle
200-3	251650.63	738763.53	121.69	248	90	-60	235.00	236.50	1.50	8.54	DD	Eikle
200-4	252010.14	738771.06	99.79	148	270	-60	NSI				DD	Eikle
2-1	248662.96	727975.56	127.22	160.6	132	-60	NSI				DD	South West

HoleID	Easting (PSAD56_21N)	Northing (PSAD56_21N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2,3] To (m)	Drilled[2,4] Width (m)	Au (g/t)	Hole Type[5]	Area
2-2	248614.65	728019.66	116.62	160	132	-60	NSI				DD	South West
2-3	248705.71	727933.71	127.36	160.6	132	-60	14.40	19.20	4.80	1.12	DD	South West
3-1	248816.6	728167.78	119.29	160.6	132	-60	31.10	35.30	4.20	0.66	DD	South West
3-2	248764.59	728216.67	108.95	160.6	132	-60	NSI				DD	South West
3-3	248871.28	728116.78	130.09	160	132	-60	NSI				DD	South West
54-1	251419.14	724166.05	118.43	199	90	-60	NSI				DD	Barrakad
64-1	251324.23	725170.27	108.58	166	90	-60	NSI				DD	Barrakad
64-2	251240.42	725164.29	109.63	226	90	-60	NSI				DD	Barrakad
70-1	251258.07	725762.86	124.54	100	90	-60	NSI				DD	Barrakad
70-2	251164.28	725765.92	123.17	150	90	-60	NSI				DD	Barrakad
BC-1-1	252388.87	723711.5	90.26	150	225	-60	NSI				DD	Barrakad
BC-1-2	252336.79	723658.51	90.15	151	225	-60	NSI				DD	Barrakad
BC-1-2A	252342.22	723660.43	89.37	48	225	-60	NSI				DD	Barrakad
BC-2-1	252367.54	724109.2	109.97	114.55	225	-60	NSI				DD	Barrakad
BC-2-2	252328.84	724071.7	113.51	185	225	-60	NSI				DD	Barrakad
BC-2-3	252271.96	724013.81	107.12	165	225	-60	NSI				DD	Barrakad
BC-2-4	252214.43	723956.57	92.55	225	225	-60	210.50	211.00	0.50	14.50	DD	Barrakad
BC-2-5	252135.46	723877.81	95.11	150	225	-60	NSI				DD	Barrakad
BC-2-6	252130.65	723871.62	95.3	120	45	-60	NSI				DD	Barrakad
DQS-001	251840.99	737172.83	106.59	65	118	-60	51.90	56.40	4.50	0.67	DD	Blue Pit
DQS-002	251864.9	737206.01	96.13	50	118	-60	NSI				DD	Blue Pit
DQS-003	251796.36	737196.94	103.02	110	118	-60	88.80	89.80	1.00	8.87	DD	Blue Pit
DQS-004	251820.38	737140.42	97.55	65	118	-60	NSI				DD	Blue Pit
DQS-005	251845.12	737127.8	98.71	35	118	-60	NSI				DD	Blue Pit
DQS-006	251889.53	737193.31	99.06	39	118	-60	12.00	15.00	3.00	0.78	DD	Blue Pit
DQS-007	251886.57	738525.13	100.62	50	90	-60	32.10	40.10	8.00	1.68	DD	Eikle
DQS-007						including	38.30	39.00	0.70	9.54	DD	Eikle
DQS-008	251885.22	738486.99	103.64	40.5	90	-60	NSI				DD	Eikle
DQS-009	251877.72	738567.19	99.25	59.2	90	-60	35.80	46.50	10.70	1.16	DD	Eikle
DQS-009						including	37.50	38.20	0.70	7.90	DD	Eikle
DQS-010	251842.69	738525.5	87.89	80.6	90	-60	27.70	33.50	5.80	2.00	DD	Eikle
DQS-010						including	31.20	31.90	0.70	7.85	DD	Eikle
DQS-010							40.40	41.00	0.60	12.73	DD	Eikle
DQS-011	251837.3	738567.63	92.34	89	90	-60	NSI				DD	Eikle
DQS-012	251878.57	738615.14	112.99	76.6	90	-60	53.70	59.60	5.90	3.69	DD	Eikle

HoleID	Easting (PSAD56_21N)	Northing (PSAD56_21N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2,3] To (m)	Drilled[2,4] Width (m)	Au (g/t)	Hole Type[5]	Area
DQS-012						including	53.70	54.60	0.90	10.30	DD	Eikle
DQS-013	251832.72	738615.03	113.14	108	90	-60	71.50	79.50	8.00	3.59	DD	Eikle
DQS-013						including	72.50	73.50	1.00	14.60	DD	Eikle
DQS-014	251743.78	738590.05	90.41	151.6	90	-60	128.40	129.40	1.00	13.50	DD	Eikle
DQS-015	251686.8	738638.67	109.15	200	90	-60	157.90	161.20	3.30	7.12	DD	Eikle
DQS-015						including	158.90	159.60	0.70	25.90	DD	Eikle
DQS-016	251664.7	736778.03	112.4	45	90	-60	23.00	28.60	5.60	27.78	DD	Blue South
DQS-016						including	25.60	26.70	1.10	41.10	DD	Blue South
DQS-016						and	26.70	27.70	1.00	89.90	DD	Blue South
DQS-017	251672.4	736816.93	106.15	45	90	-60	23.40	24.10	0.70	7.55	DD	Blue South
DQS-018	251667.79	736740.62	120.67	36	90	-60	15.60	26.10	10.50	1.07	DD	Blue South
DQS-019	251572.96	736957.17	103.54	115.6	90	-60	NSI				DD	Blue South
DQS-020	251896.18	737368.37	99.4	36	90	-60	NSI				DD	Blue South
DQS-021	251327.36	735783.21	121.78	150	108	-60	91.60	94.60	3.00	12.48	DD	Main Pit
DQS-021						including	91.60	92.60	1.00	29.56	DD	Main Pit
DQS-022	251479.42	736333.26	147.23	55	90	-60	33.50	40.50	7.00	0.87	DD	Zone 176-3
DQS-023	251484.73	736371.3	151.86	90	90	-60	19.40	26.10	6.70	0.75	DD	Zone 176-3
DQS-024	251481.03	736411.19	167.21	60	90	-60	NSI				DD	Zone 176-3
DQS-025	251413.82	736329.07	157.34	100	90	-60	NSI				DD	Zone 176-3
DQS-026	251410.8	736368.09	164.54	115.6	90	-60	91.10	94.20	3.10	1.33	DD	Zone 176-3
DQS-027	251475.45	736449.2	176.6	60	90	-60	NSI				DD	Zone 176-3
DQS-028	251469.45	736288.22	150.95	61.4	90	-60	NSI				DD	Zone 176-3
DQS-029	251411.16	736412.63	173.7	112.5	90	-60	99.80	103.90	4.10	0.50	DD	Zone 176-3
DQS-030	251685.67	736329.09	105.26	54	90	-60	NSI				DD	Zone 176-3
DQS-031	251659.84	735205.27	117.94	120	90	-60	NSI				DD	Zone 164
DQS-032	251543.3	735212.55	124.72	61.5	90	-60	37.00	40.20	3.20	1.81	DD	Zone 164
DQS-033	251514.18	735252.2	131.73	97.6	90	-60	87.60	90.60	3.00	1.14	DD	Zone 164
DQS-034	251550.23	735145.14	144.01	65.2	90	-60	40.50	47.30	6.80	1.55	DD	Zone 164
DQS-035	251558.94	735108.26	151.17	57	90	-60	NSI				DD	Zone 164
DQS-036	251558.38	735070.33	149.96	60	90	-60	38.00	40.00	2.00	9.46	DD	Zone 164
DQS-037	251546.7	735025.63	145.68	60	90	-60	NSI				DD	Zone 164
DQS-038	251589.5	734064.43	207.52	75	90	-60	NSI				DD	Zone 153
DQS-039	251587.67	734099.08	203.33	60	90	-60	NSI				DD	Zone 153
DQS-040	251598.1	734022.55	208.51	60	90	-60	NSI				DD	Zone 153
DQS-041	251601.2	734186.12	186.63	60	90	-60	NSI				DD	Zone 153
DQS-042	251618.73	733939.69	201.38	56.2	90	-60	NSI				DD	Zone 153
DQS-043	251603.74	733976.64	205.08	66	90	-60	42.70	55.40	12.70	4.31	DD	Zone 153

HoleID	Easting (PSAD56_21N)	Northing (PSAD56_21N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2,3] To (m)	Drilled[2,4] Width (m)	Au (g/t)	Hole Type[5]	Area
DQS-043						including	44.60	46.20	1.60	15.58	DD	Zone 153
DQS-043						and	54.10	55.40	1.30	12.45	DD	Zone 153
DQS-044	251608.46	733891.62	197.83	65	90	-60	NSI				DD	Zone 153
DQS-045	251623.28	736823.07	107.56	70.6	90	-60	47.40	55.90	8.50	3.15	DD	Blue South
DQS-045						including	53.00	54.00	1.00	11.49	DD	Blue South
DQS-046	251601.25	736784.64	112.77	85	90	-60	NSI				DD	Blue South
DQS-047	251593.07	736739.11	125.46	90.4	90	-60	74.60	78.20	3.60	7.88	DD	Blue South
DQS-047						including	75.60	77.60	2.00	13.38	DD	Blue South
DQS-048	251666.6	736656.91	142.57	56	90	-60	NSI				DD	Blue South
DQS-049	251660.13	736697.68	132.21	55	90	-60	27.60	28.60	1.00	5.17	DD	Blue South
DQS-049							34.30	38.30	4.00	1.99	DD	Blue South
DQS-050	251650.55	736620.72	154.4	75	90	-60	NSI				DD	Blue South
DQS-051	251659.9	736582.35	154.21	60.1	90	-60	NSI				DD	Blue South
DQS-052	251609.1	736861.71	96.69	80	90	-60	51.60	55.60	4.00	12.65	DD	Blue South
DQS-053	251532.13	736961.69	110.38	106.6	90	-60	NSI				DD	Blue South
DQS-054	251614.74	736894.97	91.74	75	90	-60	49.70	58.40	8.70	4.84	DD	Blue South
DQS-054						including	49.70	51.50	1.80	9.94	DD	Blue South
DQS-054						and	52.90	53.70	0.80	13.05	DD	Blue South
DQS-055	251625.84	736999.57	102.82	75	90	-60	NSI				DD	Blue South
DQS-056	251649.31	736896.44	97.81	50	90	-60	NSI				DD	Blue South
DQS-057	251339.48	735818.75	118.14	140	100	-60	92.20	105.40	13.20	15.93	DD	Main Pit
DQS-057						including	94.90	95.90	1.00	74.72	DD	Main Pit
DQS-057						and	95.9	96.9	1.00	81.96	DD	Main Pit
DQS-057							110.10	116.40	6.30	0.77	DD	Main Pit
DQS-058	251359.25	735865.4	125.67	132	90	-60	101.80	113.70	11.90	0.45	DD	Main Pit
DQS-059	251477.73	735208.09	158.23	110	90	-60	94.10	97.30	3.20	0.64	DD	Zone 164
DQS-060	251480.73	735150.39	169.93	129	90	-60	NSI				DD	Zone 164
DQS-061	251489.83	735109.5	177.54	130.6	90	-60	87.80	92.20	4.40	1.15	DD	Zone 164
DQS-062	251792.3	734956.42	96.15	70.6	270	-60	NSI				DD	Main South
DQS-063	251771.43	734876.66	112.15	79.6	270	-60	NSI				DD	Main South
DQS-064	251645.32	730918.31	119.19	76.6	270	-60	2.80	6.50	3.70	4.31	DD	Soddam North
DQS-064						including	4.80	5.70	0.90	8.28	DD	Soddam North
DQS-065	251579.09	731180.07	125.77	80	280	-60	NSI				DD	Soddam North
DQS-066	251623.71	735486.72	114.93	74	0	-60	NSI				DD	Camp
DQS-067	251330.18	735816.26	118.6	235.5	0	-90	135.60	139.30	3.70	0.63	DD	Main Pit
DQS-068	251321.63	735783.25	121.89	149	0	-80	NSI				DD	Main Pit

HoleID	Easting (PSAD56_21N)	Northing (PSAD56_21N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2,3] To (m)	Drilled[2,4] Width (m)	Au (g/t)	Hole Type[5]	Area
DQS-069	251608.8	736871.17	96.35	105.5	0	-90	77.10	77.80	0.70	6.36	DD	Blue South
DQS-070	251583.2	736739.3	125.59	128	0	-90	105.00	110.00	5.00	11.13	DD	Blue South
DQS-070						including	105.00	107.00	2.00	19.33	DD	Blue South
DQS-070						and	108.00	109.00	1.00	16.63	DD	Blue South
DQS-071	251599.37	736819.93	104.84	104	0	-90	89.20	95.90	6.70	10.82	DD	Blue South
DQS-071						including	94.20	95.00	0.80	37.84	DD	Blue South
DQS-072	251687.04	738648.97	109.69	323	0	-90	269.00	275.00	6.00	0.97	DD	Eikle
DQS-073	251650.07	738773.92	122.63	400	0	-90	NSI				DD	Eikle
DQS-074	251885.34	737730.36	84.19	62	90	-60	NSI				DD	Mango Tree
DQS-075	251519.36	736824.08	103.64	179.6	0	-90	NSI				DD	Blue South
DQS-076	251518.32	736829.81	103.7	242	270	-70	NSI				DD	Blue South
DQS-077	251352.1	735869.66	125.72	167.3	0	-90	142.20	146.30	4.10	4.72	DD	Main Pit
DQS-077						including	145.30	146.30	1.00	16.30	DD	Main Pit
DQS-078	251362.02	735916.5	135.86	173	100	-60	NSI				DD	Main Pit
DQS-079	251360.75	735916.71	135.8	242	0	-90	NSI				DD	Main Pit
DQS-080	251313.29	735864.27	121.07	164	100	-60	142.50	146.50	4.00	1.76	DD	Main Pit
DQS-081	251366.29	735782.52	110.45	90	100	-60	66.80	72.80	6.00	1.15	DD	Main Pit
DQS-081							77.50	80.60	3.10	4.52	DD	Main Pit
DQS-081						including	78.30	79.00	0.70	15.95	DD	Main Pit
DQS-083	251222.6	735785	161.3	260	90	-75	NSI				DD	Main Pit
DQS-084	251392.32	735814.29	108.15	89	90	-60	67.40	75.10	7.70	9.04	DD	Main Pit
DQS-084						including	70.20	71.20	1.00	46.44	DD	Main Pit
DQS-085	251426.89	735637.84	106.31	60	0	-60	NSI				DD	Main Pit
DQS-086	251422.32	735639.82	106.25	60	330	-60	37.80	41.90	4.10	6.66	DD	Main Pit
DQS-086						including	38.80	39.80	1.00	22.48	DD	Main Pit
DQS-087	251243.76	735867.83	144.3	230	90	-70	200.00	208.00	8.00	0.84	DD	Main Pit
DQS-088	251242.92	735867.88	144.24	281	0	-90	222.10	223.10	1.00	12.36	DD	Main Pit
DQS-088							230.00	237.60	7.60	1.64	DD	Main Pit
DQS-088						including	236.70	237.60	0.90	7.47	DD	Main Pit
DQS-088							242.70	255.80	13.10	9.91	DD	Main Pit
DQS-088						including	246.70	247.70	1.00	101.58	DD	Main Pit
DQS-089	251427.9	735830.5	106.2	62	90	-60	37.70	40.80	3.10	1.99	DD	Main Pit
DQS-090-1	251909.11	738611.97	114.25	45	90	-60	20.80	30.60	9.80	0.96	DD	Eikle
DQS-091	251899.17	738588.18	107.06	44	90	-60	22.20	23.20	1.00	5.24	DD	Eikle
DQS-092	251912.41	738569.38	103.25	29	90	-60	11.10	11.80	0.70	9.77	DD	Eikle
DQS-092							17.40	21.50	4.10	4.59	DD	Eikle

HoleID	Easting (PSAD56_21N)	Northing (PSAD56_21N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2,3] To (m)	Drilled[2,4] Width (m)	Au (g/t)	Hole Type[5]	Area
DQS-092						including	19.80	20.50	0.70	13.30	DD	Eikle
DQS-093-2	251910.76	738548.85	103.43	27.4	90	-60	20.10	24.20	4.10	2.61	DD	Eikle
DQS-093-2						including	23.50	24.20	0.70	10.69	DD	Eikle
DQS-094	251907.91	738525.71	103.76	27.4	90	-60	8.00	14.00	6.00	2.17	DD	Eikle
DQS-094						including	8.00	9.10	1.10	6.11	DD	Eikle
DQS-094							19.00	24.30	5.30	2.05	DD	Eikle
DQS-094						including	23.50	24.30	0.80	9.55	DD	Eikle
DQS-096	251927.08	738614.4	111.4	30.5	90	-60	2.60	9.00	6.40	0.98	DD	Eikle
DQS-097	251903.59	738633.58	118.78	57.5	90	-60	32.40	37.40	5.00	3.72	DD	Eikle
DQS-097						including	32.40	33.40	1.00	16.13	DD	Eikle
DQS-097							42.40	49.00	6.60	0.59	DD	Eikle
DQS-098	251891.64	738645.22	118.47	69	90	-60	54.70	60.50	5.80	1.51	DD	Eikle
DQS-101	251154.13	735863.83	178.41	452	0	-90	311.00	316.00	5.00	1.70	DD	Main Pit
DQS-102	251257.37	735815.12	140.23	324	0	-90	102.00	105.00	3.00	3.51	DD	Main Pit
DQS-102							221.40	226.60	5.20	0.96	DD	Main Pit
DQS-102							238.90	240.90	2.00	10.90	DD	Main Pit
DQS-103	251216.66	735815.42	157.4	316	0	-90	266.40	269.40	3.00	2.45	DDH	Main Pit
DQS-103							273.20	283.00	9.80	1.26	DDH	Main Pit

Notes:

1.	EOH: End of hole
2.	Depths and widths reported to nearest significant decimal place
3.	NSI: No significant intercepts
4.	True widths cannot be estimated currently, as the orientation of mineralization is unknown.
5.	RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

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